UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Onvia, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68338T 40 3

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 68338T 40 3	13G/A

1	NAME OF REPORTING PERSON: Michael D. Pickett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 874,778 (1)
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 874,778 (1)
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 874,778 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 10.38% (2)
12	TYPE OF REPORTING PERSON*: IN

(1)	Includes 600,000 shares of Common Stock subject to options that are exercisable within 60 days of December 31, 2010 and 2,895 shares issuable upon conversion of 1,313.324 units held in the Onvia Unitized Stock Fund under the Onvia, Inc. Savings and Retirement Plan. These units may be converted to shares of the Issuer’s Common Stock as follows: The number of units multiplied by the price of the units on December 31, 2010 divided by the closing price of the Issuer’s Common Stock on December 31, 2010.
(2)	Based on 8,424,600 shares of Common Stock of the Issuer outstanding as of October 31, 2010 as disclosed on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2010.

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This Amendment No. 6 to Schedule 13G is being filed with respect to the Common Stock of Onvia, Inc. to amend the Schedule 13G filed on March 18, 2004, as amended on January 31, 2006, February 2, 2007, February 14, 2008, February 13, 2009 and February 10, 2010.

Item 1 (a).	Name of Issuer: ONVIA, INC.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

509 OLIVE WAY, SUITE 400, SEATTLE, WA 98101

Item 2 (a).	Name of Person Filing: MICHAEL D. PICKETT

Item 2 (b).	Address of Principal Business Office or, if none, Residence:

85 BRIARWOOD LANE, FRIDAY HARBOR, WA 98250

Item 2 (c).	Citizenship: UNITED STATES OF AMERICA

Item 2 (d).	Title of Class of Securities: COMMON STOCK, PAR VALUE $0.0001 PER SHARE

Item 2 (e).	CUSIP Number: 68338T 40 3

Item 3.	If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: NOT APPLICABLE

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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Item 4.	Ownership

(a)	Amount Beneficially Owned: 874,778 (1)

(b)	Percent of Class: 10.38%

(c)	Number of Shares as to which Such Person has:

(i)	sole power to vote or to direct the vote: 874,778 (1)

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 874,778 (1)

(iv)	shared power to dispose or to direct the disposition of: 0

(1)	Includes 600,000 shares of Common Stock subject to options that are exercisable within 60 days of December 31, 2010 and 2,895 shares issuable upon conversion of 1,313.324 units held in the Onvia Unitized Stock Fund under the Onvia, Inc. Savings and Retirement Plan. These units may be converted to shares of the Issuer’s Common Stock as follows: The number of units multiplied by the price of the units on December 31, 2010 divided by the closing price of the Issuer’s Common Stock on December 31, 2010.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ]. NOT APPLICABLE

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group

NOT APPLICABLE

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Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/S/ MICHAEL D. PICKETT Michael D. Pickett	Date: February 10, 2011

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